SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)1

HALLMARK FINANCIAL SERVICES, INC.
(Name of issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.18 PER SHARE
(Title of class of securities)

40624Q104
(CUSIP number)

Evan Stone, Esq.
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, address and telephone number of person
authorized to receive notices and communications)

July 1, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   /  /

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,741,859
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,741,859
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,741,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,643,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,643,965
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,630,865
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,630,865
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,019,089
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,019,089
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,019,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,019,089
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,019,089
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,019,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,402,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,402,405
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,402,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE FOCUS FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DETROIT STOKER COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,623
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,623
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DSC SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,623
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,623
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40624Q104

The following constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed by the undersigned. This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

As of the filing date of this Amendment No. 12, NP had invested $25,606,036 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

As of the filing date of this Amendment No. 12, NSOF I had invested $12,550,000 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  NSOF I’s initial investment was made in a promissory note that was convertible into shares of Common Stock of the Issuer. The source of these funds was the working capital of NSOF I.  The promissory note was fully converted into shares of Common Stock as of May 25, 2006, which such conversion did not require the payment of any additional consideration.

As of the filing date of this Amendment No. 12, NSOF II had invested $12,450,000  (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  NSOF II’s initial investment was made in a promissory note that was convertible into shares of Common Stock of the Issuer. The source of these funds was the working capital of NSOF II.  The promissory note was fully converted into shares of Common Stock as of May 25, 2006, which such conversion did not require the payment of any additional consideration.

As of the filing date of this Amendment No. 12, Mark Schwarz had invested $331,404 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the personal funds of Mr. Schwarz.

As of the filing date of this Amendment No. 12, NFF had invested $22,280 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NFF.

As of the filing date of this Amendment No. 12, Detroit Stoker had invested $2,110,412 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of Detroit Stoker.  DSC does not directly own any shares of Common Stock.

CUSIP No. 40624Q104

Item 5.   Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 20,863,670 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 15, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2009.

As of the filing date of this Amendment No. 12, NP beneficially owned 4,741,859 shares of Common Stock, representing approximately 22.7% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 12, NSOF I beneficially owned 1,643,965 shares of Common Stock, representing approximately 7.9% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 12, NSOF II beneficially owned 1,630,865 shares of Common Stock, representing approximately 7.8% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 12, NFF beneficially owned 2,400 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

NCM, as the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 4,741,859 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively. In total, NCM may be deemed to beneficially own shares representing approximately 38.4% of the issued and outstanding Common Stock of the Issuer.

NCG, as the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, may be deemed to beneficially own the 4,741,859 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively. In total, NCM may be deemed to beneficially own shares representing approximately 38.4% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 12, Mark Schwarz directly owned 51,526 shares of Common Stock and options to purchase 19,167 shares of Common Stock that are exercisable within 60 days of the filing date.  As the managing member of NCG, the general partner of NCM, which in turn is the general partner of each of NP, NSOF I, NSOF II and NFF, Mr. Schwarz may also be deemed to beneficially own the 4,741,859 shares, 1,643,965 shares, 1,630,865 shares and 2,400 shares of Common Stock beneficially owned by NP, NSOF I, NSOF II and NFF, respectively. In addition, since Mr. Schwarz and NCG together hold 100% of outstanding shares of the DSC, which in turn is the parent company of Detroit Stoker, Mr. Schwarz may also be deemed to own the 312,623 shares beneficially owned by Detroit Stoker. In total, Mr. Schwarz may be deemed to beneficially own shares representing 40.3% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 40624Q104

As of the filing date of this Amendment No. 12, Detroit Stoker beneficially owned 312,623 shares of Common Stock, representing 1.5% of the issued and outstanding Common Stock of the Issuer.  As the parent company of Detroit Stoker, DSC may be deemed to own the 312,623 shares of Common Stock beneficially owned by Detroit Stoker.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

By virtue of his position with NP, NSOF I, NSOF II, NCM, NCG, NFF, DSC and Detroit Stoker, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement.

           Item 5(c) is hereby amended to add the following:

Schedule A hereto sets forth the transactions effected during the past sixty days by the Reporting Persons (which transaction was effected in the open market).  In addition, (1) on July 1, 2009, NCM relinquished voting and dispositive power over 1,515,151 shares of Common Stock previously held in a separate account owned by a third party investor and (2) on July 6, 2009, NP effected a distribution of a total of 1,159,756 shares of Common Stock to withdrawing partners of NP as of June 30, 2009 ..  Other than the foregoing or as previously reported, no other transactions were effected during the past sixty days by the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On July 1, 2009, pursuant to the terms of an account management agreement with a third party investor, NCM ceased having voting and dispositive power over securities held in the applicable separate account owned by such investor.  Accordingly, NCM relinquished voting and dispositive power over 1,515,151 shares of Common Stock of the Issuer held in the account.

CUSIP No. 40624Q104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2009	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

CUSIP No. 40624Q104

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

/s/ Mark Schwarz
MARK SCHWARZ

NEWCASTLE FOCUS FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

DSC SERVICES INC.

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Officer

DETROIT STOKER COMPANY

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Office

CUSIP No. 40624Q104

Transactions in the Common Stock During the Past 60 Days

Detroit Stoker Company

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

6/10/09	Buy	3,082	6.70